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                                                                    Exhibit 99.1


[VIVENDI ENVIRONNEMENT LOGO]


FOR IMMEDIATE RELEASE

                                 Contact: Nathalie Pinon (Investor Relations) Vivendi Environnement
                                             011-33-1-7175-0167
                                                   Or
                                             Anne-France Malrieu (Media)
                                             Image Sept
                                             011-33-1-53-70-74-70
                                                   Or
                                             John Dudzinsky (Media)
                                             Dana Johnston (Investor Relations)
                                             Taylor Rafferty
                                             (212) 889-4350

VIVENDI ENVIRONNEMENT SHARES BEGIN TRADING ON THE NEW YORK STOCK EXCHANGE

PARIS AND NEW YORK, OCTOBER 5, 2001 - Vivendi Environnement, a world leader in environmental services, today listed its shares on the New York Stock Exchange. Shares of Vivendi Environnement will be traded in the form of American Depositary Receipts (ADRs) with 100 million ADRs representing an equal number of Vivendi Environnement ordinary shares. No new Vivendi Environnement shares will be issued in conjunction with the listing. The ADRs will be traded under the ticker symbol "VE". The Bank of New York will act as the ADR Depositary Bank.

Members of senior management, including Jean-Marie Messier, Chairman of Vivendi Environnement's Supervisory Board, and Henri Proglio, Chairman of Vivendi Environnement's Management Board, visited the New York Stock Exchange to mark the listing on the Big Board. This follows on from Vivendi Environnement's successful IPO in Paris in July 2000; the shares have delivered a total return of over 25% since then.

"Today's listing gives Vivendi Environnement's shares the visibility, credibility, and security that the prestigious New York Stock Exchange can provide," said Mr. Messier, who is also a member of the NYSE Board. "The listing is also a testament to Vivendi Environnement's unwavering confidence in America's financial markets, particularly at the prestigious financial center here in New York. Vivendi Environnement is a leading environmental services company on a worldwide basis and is committed to expanding its presence in the US and around the world. I am very eager to share Vivendi Environnement's vision for growth with US investors."

Mr. Proglio said, "Vivendi Environnement is a world leader in providing environmental services, active in the areas of water, waste management, transportation and energy services. The global success and rapid growth of our company has been driven by the delivery of innovative and cost-effective solutions and services to the public and private sectors, and a business model that ensures the growth, quality and visibility of earnings."
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"Today's NYSE listing also highlights our large and expanding position in the
US, Vivendi Environnement's second largest market, with nearly $6 billion in annualized sales. The ADRs will give US investors and our 45,000 US employees an additional means to participate in our financial success."

"The Exchange welcomes Vivendi Environnement to our family of listed companies and looks forward to supporting the company's global brand and business growth objectives," said NYSE Chairman and Chief Executive Officer Dick Grasso. "Vivendi Environnement's listing provides the company with a gateway to the world's largest base of investors and, in the NYSE, a partner which is committed to providing the world's highest quality equities market. We applaud the company for continuing with its plans to list as an added sign of support for America and our financial markets."

ABOUT VIVENDI ENVIRONNEMENT

Vivendi Environnement is a world leader in providing environmental services to municipalities and corporations. The company's activities are conducted primarily through four subsidiaries, each of which concentrate on a different category of service: Vivendi Water (water), Onyx (waste management), Dalkia (energy services), and Connex (transportation). Vivendi Environnement has 215,000 employees in more than 100 countries around the world and 2000 revenues of E26.5 billion ($25 billion). The main markets are France (42% of sales), the US (20%) and Europe excluding France (31%).

The four operating companies, which comprise Vivendi Environnement are all contributing to the Group's growth and development, capitalizing on public and private sector outsourcing trends around the world and opportunities for consolidation. The company has pioneered innovative solutions for municipalities and corporate customers, leveraging its water utility, waste management, transportation and energy service knowledge, scale and management skills, and benefits from long-term contracts. This business model provides Vivendi Environnement with a strong platform for the growth, quality and visibility of earnings.

Vivendi Environnement's presence in the US increased significantly with its 1999 acquisitions of US Filter, the water management company, and Superior Services, the waste collection company. The US continues to be a growth market for Vivendi Environnement, as a significant opportunity exists to seize market share in its municipal and industrial outsourcing market.

Vivendi Environnement's ordinary shares are listed on the Paris exchange, with approximately 346 million shares outstanding. Vivendi Universal holds 63% of Vivendi Environnement's share capital. For additional information, please visit Vivendi Environnement's website at: www.vivendienvironnement-finance.com


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This document contains forward-looking statements within the meaning of the
"safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause
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actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to develop and achieve success for new products, services and technologies; increased competition and its effect on third-party relationships and ability to obtain new contracts; the costs associated with compliance with environmental laws; and inability to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand Vivendi Environnement's businesses. Neither Vivendi Universal nor Vivendi Environnement undertakes any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.

In determining Vivendi Environnement's financial eligibility requirements for listing on the New York Stock Exchange (NYSE), the NYSE relied on certain adjustments to Vivendi Environnement's financial data. The listing application, which includes these adjustments, is available from the NYSE on request.

*US dollar conversion rate provided for reader convenience only at the December 31,2000 rate of $1=E1.06146